Exhibit 1

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

TABLE OF CONTENTS

•	Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2025 and 2024
•	Unaudited interim condensed consolidated statements of financial position as of September 30, 2025 and December 31, 2024
•	Unaudited interim condensed consolidated statements of changes in equity for the nine-month periods ended September 30, 2025 and 2024
•	Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2025 and 2024
•	Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of profit or loss and other comprehensive income for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Revenue from contracts with customers	4	1,755,133	1,176,450	706,135	462,383
Cost of sales:
Operating costs	5.1	(136,140)	(79,970)	(51,786)	(31,614)
Crude oil stock fluctuation	5.2	4,241	(2,193)	1,415	(7,056)
Royalties and others	5.3	(251,068)	(170,054)	(98,523)	(68,482)
Depreciation, depletion and amortization	11/12/13	(513,808)	(298,081)	(210,891)	(114,703)
Other non-cash costs related to the transfer of conventional assets	15	(24,018)	(25,049)	(9,159)	(8,152)

Gross profit		834,340	601,103	337,191	232,376

Selling expenses	6	(136,289)	(77,807)	(48,816)	(36,828)
General and administrative expenses	7	(95,090)	(73,747)	(37,347)	(29,247)
Exploration expenses		(488)	(36)	(144)	(3)
Other operating income	8.1	504,284	47,660	289,802	21,176
Other operating expenses	8.2	(30,434)	(1,197)	(5,273)	(174)
Impairment of long-lived assets	2.4.1	(38,252)	—	—	—

Operating profit		1,038,071	495,976	535,413	187,300

Income (loss) from investments in associates	17	(3,746)	—	(2,767)	—
Interest income	9.1	8,933	3,160	7,603	1,360
Interest expense	9.2	(113,260)	(37,138)	(48,873)	(21,022)
Other financial income (expense)	9.3	(63,721)	4,142	(53,872)	26,902

Financial income (expense), net		(168,048)	(29,836)	(95,142)	7,240

Profit before income tax		866,277	466,140	437,504	194,540

Current income tax (expense)	14	(149,727)	(319,391)	(3,119)	(149,989)
Deferred income tax (expense) benefit	14	(83,182)	237,001	(119,099)	120,908

Income tax (expense)		(232,909)	(82,390)	(122,218)	(29,081)

Profit for the period, net		633,368	383,750	315,286	165,459

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- (Loss) from actuarial remeasurement related to employee benefits	25	(1,901)	(14,883)	(47)	(14,949)
- Deferred income tax benefit	14	665	5,209	16	5,232

Other comprehensive income for the period		(1,236)	(9,674)	(31)	(9,717)

Total comprehensive profit for the period		632,132	374,076	315,255	155,742

Earnings per share
Basic (in US Dollars per share)	10	6.215	3.992	3.006	1.728
Diluted (in US Dollars per share)	10	5.976	3.843	2.908	1.662

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of financial position as of September 30, 2025 and December 31, 2024

(Amounts expressed in thousands of US Dollars)

	Notes	As of September 30, 2025	As of December 31, 2024
Assets
Noncurrent assets
Property, plant and equipment	11	5,408,044	2,805,983
Goodwill	12	22,576	22,576
Other intangible assets	12	12,807	15,443
Right-of-use assets	13	73,905	105,333
Biological assets		14,699	10,027
Investments in associates	17	50,668	11,906
Trade and other receivables	15	371,050	205,268
Deferred income tax assets		38,264	3,565

Total noncurrent assets		5,992,013	3,180,101

Current assets
Inventories	18	12,772	6,469
Trade and other receivables	15	414,812	281,495
Cash, bank balances and other short-term investments	19	319,657	764,307

Total current assets		747,241	1,052,271

Total assets		6,739,254	4,232,372

Equity and liabilities
Equity
Capital stock	20.1	647,752	398,064
Other equity instruments		32,144	32,144
Legal reserve		8,233	8,233
Share-based payments		(49,786)	45,628
Share repurchase reserve	20.2	179,324	129,324
Other accumulated comprehensive income (losses)		(12,293)	(11,057)
Accumulated profit (losses)		1,602,245	1,018,877

Total equity		2,407,619	1,621,213

Liabilities
Noncurrent liabilities
Deferred income tax liabilities		338,967	64,398
Lease liabilities	13	44,789	37,638
Provisions	21	47,536	33,058
Borrowings	16.1	2,369,659	1,402,343
Trade and other payables	24	286,206	—
Employee benefits	25	18,073	15,968
Income tax liability		14,922	—

Total noncurrent liabilities		3,120,152	1,553,405

Current liabilities
Provisions	21	13,863	3,910
Lease liabilities	13	18,046	58,022
Borrowings	16.1	558,289	46,224
Salaries and payroll taxes	22	25,246	32,656
Income tax liability		102,609	382,041
Other taxes and royalties	23	37,377	47,715
Trade and other payables	24	456,053	487,186

Total current liabilities		1,211,483	1,057,754

Total liabilities		4,331,635	2,611,159

Total equity and liabilities		6,739,254	4,232,372

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the nine-month period ended September 30, 2025

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2024	398,064	32,144	8,233	45,628		129,324	(11,057)	1,018,877	1,621,213

Profit for the period, net	—	—	—	—		—	—	633,368	633,368
Other comprehensive income for the period	—	—	—	—		—	(1,236)	—	(1,236)

Total comprehensive income	—	—	—	—		—	(1,236)	633,368	632,132

Ordinary General Shareholder’s meeting on April 9, 2025:
Creation of share repurchase reserve (1)	—	—	—	—		50,000	—	(50,000)	—
Board of Directors’ Meeting on April 11, 2025:
Issuance of Serie A shares (2) (3)	299,687	—	—	—		—	—	—	299,687
Share repurchase (3)	(50,000)	—	—	—		—	—	—	(50,000)
Share-based payments	1	—	—	(95,414	)(4)	—	—	—	(95,413)

Amounts as of September 30, 2025	647,752	32,144	8,233	(49,786)		179,324	(12,293)	1,602,245	2,407,619

(1)	See Note 20.2.
(2)	See Note 1.2.2 and 29.
(3)	See Note 20.1.
(4)	Including 37,918 of expenses (Note 7).

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statement of changes in equity for the nine-month period ended September 30, 2024

(Amounts expressed in thousands of US Dollars)

	Capital stock	Other equity instruments	Legal reserve	Share-based payments		Share repurchase reserve	Other accumulated comprehensive income (losses)	Accumulated profit (losses)	Total equity
Amounts as of December 31, 2023	517,874	32,144	8,233	42,476		79,324	(4,427)	571,391	1,247,015

Profit for the period, net	—	—	—	—		—	—	383,750	383,750
Other comprehensive income for the period	—	—	—	—		—	(9,674)	—	(9,674)

Total comprehensive income	—	—	—	—		—	(9,674)	383,750	374,076

Ordinary General Shareholder´ meeting on August 6, 2024:
Creation of share repurchase reserve (1)	—	—	—	—		50,000	—	(50,000)	—
Share repurchase (2)	(99,846)	—	—	—		—	—	—	(99,846)
Share-based payments	1	—	—	(937	)(3)	—	—	—	(936)

Amounts as of September 30, 2024	418,029	32,144	8,233	41,539		129,324	(14,101)	905,141	1,520,309

(1)	See Note 20.2.
(2)	See Note 20.1.
(3)	Including 28,638 of expenses (Note 7).

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Cash flows from operating activities:
Profit for the period, net		633,368	383,750	315,286	165,459
Adjustments to reconcile net cash flows
Items related to operating activities:
Allowance for expected credit losses	6	44	—	44	—
Share-based payments	7	37,918	28,638	18,401	12,215
Net increase in provisions	8.2	1,713	1,197	295	174
Net changes in foreign exchange rate	9.3	(14,862)	2,305	21,546	(9,474)
Discount of assets and liabilities at present value	9.3	13,819	408	10,471	463
Discount for well plugging and abandonment	9.3	1,743	863	907	323
Income tax expense	14	232,909	82,390	122,218	29,081
Other non-cash costs related to the transfer of conventional assets	15	24,018	25,049	9,159	8,152
Employee benefits	25	592	223	196	66
Items related to investing activities:
Impairment of long-lived assets	2.4.1	38,252	—	—	—
Gain from Business Combination	8.1	(490,530)	—	(288,056)	—
Interest income	9.1	(8,933)	(3,160)	(7,603)	(1,360)
Changes in the fair value of financial assets	9.3	(14,107)	(7,017)	1,942	(9,104)
Depreciation and depletion	11/13	507,433	293,964	208,766	113,232
Amortization of intangible assets	12	6,375	4,117	2,125	1,471
Income (loss) from investment in associates	17	3,746	—	2,767	—
Items related to financing activities:
Interest expense	9.2	113,260	37,138	48,873	21,022
Amortized cost	9.3	7,826	1,060	1,143	376
Interest expense on lease liabilities	9.3	2,565	2,258	857	644
Other taxes interest	9.3	53,127	—	14,440	—
Other financial income (expense)	9.3	13,610	(4,019)	2,566	(10,130)
Changes in working capital:
Trade and other receivables		(230,438)	(226,860)	(115,048)	(90,529)
Inventories	5.2	(4,241)	2,193	(1,415)	7,056
Trade and other payables		(24,770)	30,758	55,054	18,153
Payments of employee benefits	25	(388)	(291)	(112)	(124)
Salaries and payroll taxes		(120,191)	(20,828)	7,489	11,070
Other taxes and royalties		(22,944)	(20,626)	50,806	(6,811)
Provisions	8.2	(638)	(1,035)	—	(194)
Income tax payment		(399,381)	(22,934)	(179,226)	(6,348)

Net cash flows provided by operating activities		360,895	589,541	303,891	254,883

VISTA ENERGY, S.A.B. DE C.V.

Unaudited interim condensed consolidated statements of cash flows for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars)

	Notes	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Cash flows from investing activities:
Payments for acquisitions of property, plant and equipment and biological assets		(1,116,249)	(746,044)	(334,169)	(326,188)
Interest received	9.1	8,933	3,160	7,603	1,360
Payments for acquisitions of other intangible assets	12	(3,762)	(5,138)	(1,286)	(2,710)
Proceeds from the transfer of conventional assets	15	5,734	10,734	—	—
Payments for investments in associates	17	(42,508)	(2,211)	(4,877)	(1,745)
Payment for Business Combination, net of cash acquired	29	(841,555)	—	—	—

Net cash flows (used in) investing activities		(1,989,407)	(739,499)	(332,729)	(329,283)

Cash flows from financing activities:
Proceeds from borrowings	16.2	2,219,917	485,017	500,000	142,724
Payment of borrowings principal	16.2	(806,032)	(130,647)	(193,285)	(74,110)
Payment of borrowings interest	16.2	(73,677)	(20,714)	(19,443)	(10,612)
Payment of borrowings cost	16.2	(17,888)	(1,437)	(7,663)	(514)
Payments of other taxes interest	9.3	(21,075)	—	(10,819)	—
Payments of other financial results	9.3	(7,435)	(5,969)	(2,566)	1,421
Payment of lease	13	(58,035)	(32,849)	(11,251)	(10,922)
Share repurchase	20.1	(50,000)	(99,846)	(50,000)	(49,864)

Net cash flow provided by (used in) financing activities		1,185,775	193,555	204,973	(1,877)

Net (decrease) increase in cash and cash equivalents		(442,737)	43,597	176,135	(76,277)
Cash and cash equivalents at beginning of period	19	755,610	209,516	147,000	321,562
Effect of exposure to changes in the foreign currency rate and other financial results of cash and cash equivalents		1,827	(4,051)	(8,435)	3,777
Net (decrease) increase in cash and cash equivalents		(442,737)	43,597	176,135	(76,277)

Cash and cash equivalents at end of period	19	314,700	249,062	314,700	249,062

Significant transactions that generated no cash flows
Acquisition of Vista Lach through the issuance of Serie A shares and an increase in trade and other payables	1.2.2 / 29	506,754	—	—	—
Acquisition of property, plant and equipment through increase in trade and other payables		160,124	330,590	160,124	330,590
Acquisition of property, plant and equipment through increase in trade and other payables related to the Farmout Agreement	11	109,538	—	—	—
Changes in well plugging and abandonment with an impact in property, plant and equipment	11	1,768	10,158	10,649	5,496

Notes 1 through 31 are an integral part of these unaudited interim condensed consolidated financial statements.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 1. Group information

1.1 Company general information

Vista Energy, S.A.B. de C.V. (“VISTA”, the “Company” or the “Group”), formerly known as Vista Oil & Gas, S.A.B. de C.V., was organized as a variable-capital stock company on March 22, 2017, under the laws of the United Mexican States (“Mexico”). The Company adopted the public corporation or “Sociedad Anónima Bursátil de Capital Variable” (“S.A.B. de C.V.”) on July 28, 2017. On April 26, 2022, Vista Oil & Gas, S.A.B. de C.V. changed the Company’s corporate name to “Vista Energy, S.A.B. de C.V.”.

It is listed on the New York Stock Exchange (“NYSE”) under ticker symbol “VIST” as from July 26, 2019.

Its main office is located in City of Mexico, Mexico, at Mapfre Tower, Paseo de la Reforma Avenue 243, 18th floor, Colonia Cuauhtémoc, Alcaldía Cuauhtémoc, zip code 06500.

As of September 30, 2025, and December 31, 2024, the Company´s main activity, through its subsidiaries, is the exploration and production of crude oil and natural gas (“Upstream”).

Except as mentioned in Note 1.2.2, there were no significant changes in the Group’s structure and activities as from the date of issuance of the annual consolidated financial statements as of December 31, 2024.

1.2 Significant transactions for the period

1.2.1 Agreement signed with Trafigura Argentina S.A. (“Trafigura”) related to the joint investment agreements in Bajada del Palo Oeste area (“Farmout Agreement”)

On December 16, 2024, the Company, through its subsidiary Vista Energy Argentina S.A.U. (“Vista Argentina”), agreed to the assignment of Trafigura’s interest in the farmout agreements I and II in its own favor (See Notes 29.2.1.1 and 29.2.1.2 of the consolidated financial statements as of December 31, 2024), effective as from January 1, 2025, at which time the Company holds rights to 100% of the production from the pads subject to the Farmout Agreement.

Under the Farmout Agreement, Vista Argentina will pay 128,000 to Trafigura in 48 monthly and consecutive installments through December 2028 (“purchase price”).

In addition, Vista Argentina and Trafigura signed a crude oil marketing agreement (“COMA”), which is effective since January 1, 2025, by virtue of which Vista Argentina will sell 10,000 m³ of crude oil per month to Trafigura. The amount payable by Trafigura under the COMA its offset with Vista Argentina’s obligations under the Farmout Agreement.

As a consequence of the Farmout Agreement, the Company recognized: (i) an account payable of 107,749 related to the purchase price at fair value; and (ii) a net asset addition of 78,454, including 80,243 in “Property, plant and equipment” under “Production wells and facilities” (Note 11). Finally, the Company recognized an “Oil and gas properties” for 29,295 (Note 11).

As of September 30, 2025, Vista Argentina had offset an amount of 21,000 against the liability under the Farmout Agreement.

1.2.2 Acquisition of Petronas E&P Argentina S.A. (“PEPASA” currently Vista Energy Lach S.A. “Vista Lach”)

On April 15, 2025, the Company, through its subsidiary Vista Argentina, acquired the 100% of the capital stock of PEPASA, which holds a 50% working interest in La Amarga Chica unconventional concession (“LACh”), located in the Province of Neuquén, Argentina, from Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V. (the “Transaction”).

Under the terms of the Transaction, the total consideration amounted to 1,406,441, broken down as follows: (i) 899,687 paid in cash on the Transaction date; (ii) 299,687 paid through the transfer of 7,297,507 American Depositary Shares representing an identical number of Vista´s Serie A shares (“ADSs”) which are subject to lock-up restrictions, and (iii) a liability assumed with a nominal value of 300,000, to be settled in cash, with 50% due on April 15, 2029, and the remainder 50% due on April 15, 2030, without accruing interest (“liability assumed”). As of the Transaction date, the present value of the assumed liability amounts to 207,067.

For further information see Note 29.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 2. Basis of preparation and material accounting policies

2.1 Basis of preparation and presentation

These unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024, and for the nine-month periods ended September 30, 2025 and 2024 were prepared in accordance with the International Accounting Standard (“IAS”) 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (“IASB”). The Company prepared its interim financial statements on a condensed basis pursuant to IAS 34. Certain explanatory notes are included to describe the events and transactions that are relevant to understand the changes in the financial position as of September 30, 2025, and the results of operations for the nine-month period ended September 30, 2025. Therefore, these interim condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read together with the annual consolidated financial statements as of December 31, 2024.

These unaudited interim condensed consolidated financial statements were prepared using the same accounting policies as used in preparing the Company’s consolidated financial statements as of December 31, 2024, except for the income tax expense that is recognized in each interim period based on the best estimate of the weighted average annual income tax rate expected for the full financial year.

They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value. The figures contained herein are stated in US Dollars (“USD”) and are rounded to the nearest thousand, unless otherwise stated.

These unaudited interim condensed consolidated financial statements were approved for publication by the Board of Directors on October 22, 2025 and the subsequent events through that date are considered.

2.2 New effective accounting standards, amendments and interpretations issued by the IASB adopted by the Company

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

None of the accounting pronouncements applicable after December 31, 2024, and as of the date of these interim condensed consolidated financial statements had a material effect on the Company’s financial condition or result of its operations.

2.3 Basis of consolidation

These unaudited interim condensed consolidated financial statements contain the financial statements of the Company and its subsidiaries. Except as mentioned in Note 1.2.2, there were no other significant changes in interest in Company subsidiaries during the nine-month period ended September 30, 2025.

2.4 Summary of material accounting policies

2.4.1 Impairment of goodwill and property, plant and equipment, right-of-use assets and identifiable intangible assets (“long-lived assets”) other than goodwill

Long-lived assets are tested for impairment at the lowest level in which there are separately identifiable cash flows largely independent of the cash flows of other Cash Generating Units (“CGUs”).

The Company conducts its impairment test of nonfinancial assets when there is an indication that the carrying amount may be impaired. Moreover, Goodwill is tested every December. The Company bases the impairment test on the calculation of value in use and reviews the relationship between the recoverable amount and the carrying amount of its assets.

For the nine-month period ended as of September 30, 2025, the Company identified trigger events related to the CGU operated exploitation concessions of conventional oil and gas in Mexico. As result of the impairment analysis performed, for the nine-month period ended September 30, 2025, the Company recorded an impairment of 38,252, which includes 38,229 related to “Property, plant and equipment” and 23 to “Other intangible assets” (See Note 11 and 12).

See Note 3.2.2 to the annual consolidated financial statements as of December 31, 2024.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.4.2 Business combination

The acquisition method is used to book business combinations, regardless of whether equity instruments or other assets are acquired. The consideration transferred for these acquisitions comprises:

(i)	The fair value of transferred assets;
(ii)	The liabilities incurred to former owners of the acquired business;
(iii)	The equity interests issued by the Company;
(iv)	The fair value of any asset or liability from a contingent consideration arrangement; and
(v)	The fair value of any previously held equity interest in the subsidiary.

Identifiable assets acquired and contingent liabilities assumed in a business combination are initially measured at fair values at the date of purchase.

The costs related to the acquisition are booked as incurred expenses. Goodwill is an excess of:

(i)	The consideration transferred; and
(ii)	The fair value of net identifiable assets acquired.

If the fair value of the acquiree’s net identifiable assets exceeds these amounts, before recognizing profit, the Company reassesses whether it has correctly identified all assets acquired and liabilities assumed, reviewing the procedures employed to measure the amounts to be recognized at the acquisition date. If the assessment still results in excess of the fair value of net assets acquired in relation to the total consideration transferred, gain from a bargain purchase is recognized directly in the consolidated statements of profit or loss and other comprehensive income, under “Gain from business combination” within “Other operating income”.

When the settlement of any cash consideration is deferred, the future amounts payable is discounted at their present value at the exchange date. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained under comparable terms and conditions.

Contingent consideration will be recognized at its fair value at the acquisition date. Contingent consideration is classified as equity or as a financial liability. The amounts classified as a financial liability are remeasured at fair value with changes in fair value through the consolidated statements of profit or loss and other comprehensive income. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity.

When the Company acquires a business, it assesses the financial assets acquired and liabilities incurred in relation to its adequate classification and designation according to contractual terms, economic circumstances and relevant conditions as of the acquisition date.

Oil reserves and resources acquired that may be measured reliably are recognized separately at fair value upon the acquisition.

Other potential reserves, resources and rights, which fair values cannot be measured reliability, are not recognized separately but are considered part of goodwill.

If the business combination is performed in stages, the previously held equity interest in the acquiree is measured at acquisition-date fair value. Profit or loss from such remeasurement is recognized in the consolidated statements of profit or loss and other comprehensive income.

The Company has a maximum period of 12 months from the date of acquisition to finalize the acquisition accounting. When it is incomplete as of the end of the year in which the business combination takes place, the Company reports provisional amounts.

As detailed in Note 1.2.2 and 29, during the nine-month period ended September 30, 2025 the Company recognized the acquisition of Vista Lach as a business combination (“Business Combination”).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

2.5 Regulatory framework

A-	Argentina

2.5.1 Changes in the foreign exchange framework

On April 11, 2025, the Central Bank of Argentina (“BCRA” by Spanish acronym) published a series of measures to loosen foreign exchange regulations, including:

(i)	Establishing fluctuation bands within which the market value of the USD may range between 1,000 Argentine Pesos (“ARS”) and ARS 1,400, with the caps to be increased by 1% every month;
(ii)	Removing the Export Increase Program for settling exports (see Note 2.5.2 to the annual financial statements as of December 31, 2024);
(iii)	Authorizing profit distribution to foreign shareholders for fiscal years beginning as from 2025;
(iv)	Relaxing the payment terms for foreign trade transactions;
(v)	Lifting the 90-day restriction set by Communiqué “A” 7340 applicable to companies.

2.5.2 Gas market

2.5.2.1 Argentine promotion plan to stimulate natural gas production (“Gas IV Plan”)

For the nine-month period ended September 30, 2025, and 2024, the Company received a net amount of 1,975 and 2,387, respectively.

As of September 30, 2025, and December 31, 2024, the receivables related to such plan stand at 4,448 and 3,007, respectively (Note 15).

Other than mentioned above, there have been no significant changes in Argentina’s regulatory framework for the nine-month period ended September 30, 2025 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2024).

B-	Mexico

2.5.3 Exploration and production activities regulatory framework

2.5.3.1 Energy Reform

On March 18, 2025, the Mexican government enacted a reform introducing new legislation related to: (i) the Law governing the State-Owned Public Company Law Petróleos Mexicanos (“Pemex”) and (ii) the Hydrocarbons Sector Law. This reform includes, among other measures, the following provisions:

(i)

Hydrocarbon exploration and exploitation contracts previously signed with the Mexican State prior to the enactment of the new legal provisions will remain effective and will continue to be governed by the terms and conditions under which they were originally granted, pursuant to laws and provisions in effect upon execution;

(ii)

The management of these contracts, along with the regulatory and oversight powers related to hydrocarbon exploration and extraction, have been fully centralized under Mexico’s Secretariat of Energy (“SENER”), which has assumed the roles and responsibilities of the former National Hydrocarbons Commission (“CNH”);

(iii)	Regulations issued by regulatory authorities prior to the reform will remain in effect and continue to apply, provided they do not conflict with the new legislation;
(iv)	Authorizations and permits previously granted to the upstream sector by the SENER, the CNH or the former Energy Regulatory Commission (“CRE”) will remain valid and retain their legal effect.
(v)	The issuance, amendment, or termination of upstream sector authorizations or permits will now be subject to the public policy established by the Mexican State through the SENER;
(vi)

All subsidiary production companies of Pemex have been merged into the latter. The agreements entered into by these dissolved companies will remain in force and continue to have the same effects under the originally agreed-upon terms and conditions.

Likewise, the exploration and extraction activities will be carried out under three methods:

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(i)

Allocations for own development, which will be exclusively owned by Pemex, making it the sole operator. However, Pemex may enter into service provision contracts with third parties, provided that such agreements aim to maximize productivity and profitability, and that the consideration is paid in cash.

(ii)	Mixed-use development allocations, which may be granted by SENER. This plan allows private investment in projects operated by Pemex, provided that the latter maintains at least a 40% interest.
(iii)

E&P agreements, which may be entered into by the SENER only in exceptional cases if Pemex either refuses or is unable to carry out hydrocarbon development under the aforementioned plans. These contracts may be service agreements, production- or profit-sharing agreements, or licensing agreements.

The Energy Reform also involved an administrative reorganization, under which the responsibilities of the CNH and the CRE were transferred to the SENER and the newly established National Energy Commission (“CNE”). The SENER will oversee the regulation of the upstream sector.

Market Regulations

In February 2025, the Executive signed a voluntary agreement with Mexican gas station owners to cap the price of regular gasoline at Mexican Peso (“MXN”) 24 per liter for an initial six-month period. This measure aims to alleviate financial pressure on consumers.

The import and export of oil byproducts, petrochemicals and hydrocarbons, as well as their sale within Mexico are regulated activities subject to permits issued by the SENER. At present, in onshore projects, private operators sell their entire hydrocarbon production domestically to Pemex.

Other than mentioned above, there have been no significant changes in Mexico’s regulatory framework during the nine-month period ended September 30, 2025 (see Note 2.5 to the annual consolidated financial statements as of December 31, 2024).

Note 3. Segment information

The Chief Operating Decision Maker (the “Committee” or “CODM”) is in charge of allocating resources and assessing the performance of the operating segment. It supervises operating profit (loss), and the performance of the indicators related to its oil and gas properties on an aggregate basis to make decisions regarding the location of resources, negotiate with international suppliers and determine the method for managing contracts with customers.

The CODM considers as a single segment the exploration and production of crude oil, natural gas and Liquefied Petroleum Gas (“LPG”) (including Exploration and Production commercial activities), through its own activities, subsidiaries and interests in joint operations and based on the nature of the business, customer portfolio and risks involved. The Company aggregated no segment as it has only one.

For the nine-month periods ended September 30, 2025, the Company generated 99.64% and 0.36% of its revenues related to assets located in Argentina and Mexico, respectively. And for the nine-month periods ended September 30, 2024, the Company generated 99.14% and 0.86% of its revenues related to assets located in Argentina and Mexico, respectively.

The accounting criteria used by the subsidiaries to measure profit or loss, assets and liabilities of the segments are consistent with those used in these unaudited interim condensed consolidated financial statements.

The following chart summarizes noncurrent assets per geographical area:

	As of September 30, 2025	As of December 31, 2024
Argentina	5,937,735	3,128,742
Mexico	54,278	51,359

Total noncurrent assets	5,992,013	3,180,101

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 4. Revenue from contracts with customers

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Goods sold	1,755,133	1,176,450	706,135	462,383

Total revenue from contracts with customers	1,755,133	1,176,450	706,135	462,383

Recognized at a point in time	1,755,133	1,176,450	706,135	462,383

4.1 Information broken down by revenue from contracts with customers

Type of products	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Revenues from crude oil sales	1,683,594	1,118,366	676,363	441,193
Revenues from natural gas sales	67,068	56,499	28,641	20,082
Revenues from LPG sales	4,471	1,585	1,131	1,108

Total revenue from contracts with customers	1,755,133	1,176,450	706,135	462,383

Distribution channels	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Exports of crude oil	1,026,302	545,374	429,805	256,807
Local crude oil	657,292	572,992	246,558	184,386
Local natural gas	57,614	40,570	25,210	17,246
Exports of natural gas	9,454	15,929	3,431	2,836
LPG sales	4,471	1,585	1,131	1,108

Total revenue from contracts with customers	1,755,133	1,176,450	706,135	462,383

Note 5. Cost of sales

5.1 Operating costs

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Fees and compensation for services	84,565	41,536	33,325	15,804
Salaries and payroll taxes	24,061	19,784	9,067	8,024
Employee benefits	8,870	6,501	2,830	2,755
Easements and fees	5,116	2,412	1,423	926
Consumption of materials and spare parts	4,158	3,137	2,205	1,178
Transport	2,856	2,689	1,064	1,233
Other	6,514	3,911	1,872	1,694

Total operating costs	136,140	79,970	51,786	31,614

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

5.2 Crude oil stock fluctuation

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Crude oil stock at beginning of the period (Note 18)	4,384	2,664	8,661	7,527
Increase from Business Combination (Note 29)	1,451	—	—	—
Less: Crude oil stock at end of the period (Note 18)	(10,076)	(471)	(10,076)	(471)

Total crude oil stock fluctuation	(4,241)	2,193	(1,415)	7,056

5.3 Royalties and others

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Royalties	197,035	129,872	79,688	49,672
Export duties	54,033	40,182	18,835	18,810

Total royalties and others	251,068	170,054	98,523	68,482

Note 6. Selling expenses

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Transport	85,953	41,239	30,173	22,862
Taxes, rates and contributions	20,926	18,592	8,247	6,142
Fees and compensation for services	14,831	9,273	5,092	4,554
Tax on bank account transactions	14,535	8,703	5,260	3,270
Allowances for expected credit losses	44	—	44	—

Total selling expenses	136,289	77,807	48,816	36,828

Note 7. General and administrative expenses

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Share-based payments	37,918	28,638	18,401	12,215
Salaries and payroll taxes	31,182	27,184	9,811	10,370
Fees and compensation for services	14,661	9,150	4,164	2,929
Employee benefits	4,914	4,011	1,803	1,598
Other	6,415	4,764	3,168	2,135

Total general and administrative expenses	95,090	73,747	37,347	29,247

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 8. Other operating income and expenses

8.1 Other operating income

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Gain from Business Combination (1)	490,530	—	288,056	—
Gain from Exports Increase Program (2)	4,961	36,303	—	15,393
Other income	8,793	11,357	1,746	5,783

Total other operating income	504,284	47,660	289,802	21,176

(1)	See Note 1.2.2 and 29.
(2)

For the nine-month periods ended September 30, 2025 and 2024, including 5,378 and 34,470 of gain, net of related costs, respectively (see Note 2.5.2 of the annual consolidated financial statements as of December 31, 2024).

8.2 Other operating expenses

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Restructuring expenses (1)	(28,721)	—	(4,978)	—
(Provision for) reversal of materials and spare parts obsolescence (2)	(881)	(174)	(256)	96
(Provision for) contingencies (2)	(677)	(721)	—	(125)
(Provision for) environmental remediation (2)	(155)	(302)	(39)	(145)

Total other operating expenses	(30,434)	(1,197)	(5,273)	(174)

(1)	The Company booked restructuring expenses including payments, fees and transaction costs related to the changes in the Group´s structure.
(2)	These transactions did not generate cash flows. For the nine-month period ended September 30, 2025, including 638 related to payments of contingencies.

Note 9. Financial income (expense), net

9.1 Interest income

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Financial interest	8,933	3,160	7,603	1,360

Total interest income	8,933	3,160	7,603	1,360

9.2 Interest expense

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Borrowings interest (Note 16.2)	(113,260)	(37,138)	(48,873)	(21,022)

Total interest expense	(113,260)	(37,138)	(48,873)	(21,022)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

9.3 Other financial income (expense)

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Amortized cost (Note 16.2)	(7,826)	(1,060)	(1,143)	(376)
Net changes in foreign exchange rate	14,862	(2,305)	(21,546)	9,474
Discount of assets and liabilities at present value	(13,819)	(408)	(10,471)	(463)
Changes in the fair value of financial assets	14,107	7,017	(1,942)	9,104
Interest expense on lease liabilities (Note 13)	(2,565)	(2,258)	(857)	(644)
Discount for well plugging and abandonment	(1,743)	(863)	(907)	(323)
Other taxes interest (1)	(53,127)	—	(14,440)	—
Other (2)	(13,610)	4,019	(2,566)	10,130

Total other financial income (expense)	(63,721)	4,142	(53,872)	26,902

(1)	For the nine-month period ended September 30, 2025, including a non-cash transaction of 32,052.
(2)	For the nine-month periods ended September 30, 2025 and 2024, including non-cash transactions of 6,175 and 9,988, respectively.

Note 10. Earnings per share

a)	Basic

Basic earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period.

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Profit for the period, net	633,368	383,750	315,286	165,459
Weighted average number of ordinary shares	101,903,171	96,135,727	104,896,801	95,745,288

Basic earnings per share	6.215	3.992	3.006	1.728

b)	Diluted

Diluted earnings per share is calculated by dividing the Company’s profit by the weighted average number of ordinary shares outstanding during the period, plus the weighted average of dilutive potential ordinary shares.

Potential ordinary shares will be considered dilutive when their conversion to ordinary shares may reduce earnings per share or increase losses per share. They will be considered antidilutive when their conversion to ordinary shares may result in an increase in earnings per share or a reduction in loss per share.

The calculation of diluted earnings per share does not involve a conversion; the exercise or other issue of shares that may have an antidilutive effect on loss per share, or when the exercise price is higher than the average price of ordinary shares during the period, no dilution effect is booked, as diluted earnings per share is equal to basic earnings per share.

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Profit for the period, net	633,368	383,750	315,286	165,459
Weighted average number of ordinary shares (1)	105,990,422	99,863,026	108,404,281	99,557,121

Diluted earnings per share	5.976	3.843	2.908	1.662

(1)	As of September 30, 2025, the Company has 104,256,412 outstanding shares that cannot exceed 106,078,535 shares.

Likewise, in accordance with IFRS accounting standards the average number of ordinary shares with a potential dilutive effect amounts to 105,990,422.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 11. Property, plant and equipment

The changes in property, plant and equipment for the nine-month period ended September 30, 2025 are as follows:

	Land and buildings	Vehicles, machinery, facilities, computer hardware and furniture and fixtures	Oil and gas properties	Production wells and facilities	Works in progress	Materials and spare parts	Total
Cost
Amounts as of December 31, 2024	8,264	54,066	500,908	3,216,787	191,207	89,085	4,060,317
Additions	—	—	—	1,768 (3)	856,479	117,198	975,445
Additions of Farmout Agreement (1)	—	—	29,295	80,243	—	—	109,538
Additions of Business Combination (2)	—	867	570,092	1,043,763	385,249	55,546	2,055,517
Transfers	84	2,856	—	973,002	(856,500)	(119,442)	—
Disposals	—	(23)	—	(1,730)	—	—	(1,753)
Impairment of long-lived assets (4)	(6)	(549)	(20,295)	(21,997)	(2,182)	(226)	(45,255)

Amounts as of September 30, 2025	8,342	57,217	1,080,000	5,291,836	574,253	142,161	7,153,809

Accumulated depreciation
Amounts as of December 31, 2024	(232)	(21,463)	(101,791)	(1,130,848)	—	—	(1,254,334)
Depreciation	—	(5,286)	(47,513)	(445,788)	—	—	(498,587)
Disposals	—	23	—	107	—	—	130
Impairment of long-lived assets (4)	—	421	1,341	5,264	—	—	7,026

Amounts as of September 30, 2025	(232)	(26,305)	(147,963)	(1,571,265)	—	—	(1,745,765)

Net value
Amounts as of September 30, 2025	8,110	30,912	932,037	3,720,571	574,253	142,161	5,408,044

Amounts as of December 31, 2024	8,032	32,603	399,117	2,085,939	191,207	89,085	2,805,983

(1)	See Note 1.2.1.
(2)	Including 461,453 related to the acquisition of Vista Lach. See Note 1.2.2 and 29.
(3)	Related to the re-estimation of well plugging and abandonment. This transaction did not generate cash flows.
(4)	See Note 2.4.1.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 12. Goodwill and other intangible assets

Below are the changes in goodwill and other intangible assets for the nine-month period ended September 30, 2025:

	Goodwill	Other intangible assets
Cost
Amounts as of December 31, 2024	22,576	35,724
Additions	—	3,762
Impairment of long-lived assets (1)	—	(365)

Amounts as of September 30, 2025	22,576	39,121

Accumulated amortization
Amounts as of December 31, 2024	—	(20,281)
Amortization	—	(6,375)
Impairment of long-lived assets (1)	—	342

Amounts as of September 30, 2025	—	(26,314)

Net value
Amounts as of September 30, 2025	22,576	12,807

Amounts as of December 31, 2024	22,576	15,443

(1)	See Note 2.4.1.

Note 13. Right-of-use assets and lease liabilities

The carrying amount of the Company’s right-of-use assets and lease liabilities, as well as the changes for the nine-month period ended September 30, 2025, are detailed below:

	Right-of-use assets			Total lease liabilities
	Land and Buildings	Facilities and machinery	Total
Amounts as of December 31, 2024	15,551	89,782	105,333	(95,660)

Additions of Business Combination (1)	499	—	499	(594)
Additions, net	836	16,571	17,407	(17,400)
Depreciation (2)	(634)	(48,700)	(49,334)	—
Payments	—	—	—	58,035
Interest expense (3)	—	—	—	(7,216)

Amounts as of September 30, 2025	16,252	57,653	73,905	(62,835)

(1)	See Note 1.2.2 and 29.
(2)	Including the depreciation of drilling services capitalized as “Works in progress” for 40,488.
(3)	Including drilling agreements capitalized as “Works in progress” for 4,651.

Short-term and low-value lease agreements were recognized under “General and administrative expenses” in the statements of profit or loss and other comprehensive income for 98 and 92 for the nine-month periods ended September 30, 2025 and 2024, respectively.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 14. Income tax

The most significant components of the income tax expense in the statements of profit or loss and other comprehensive income of these interim condensed consolidated financial statements are as follows:

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Income tax
Current income tax	(149,727)	(319,391)	(3,119)	(149,989)
Deferred income tax	(83,182)	237,001	(119,099)	120,908

Income tax (expense) charged to statement of profit or loss	(232,909)	(82,390)	(122,218)	(29,081)

Deferred income tax charged to other comprehensive income	665	5,209	16	5,232

Total income tax (expense)	(232,244)	(77,181)	(122,202)	(23,849)

For the nine-month periods ended September 30, 2025 and 2024, the Company’s effective rate was 27% and 18%, respectively.

The differences between the effective and statutory rate mainly include: (i) the application of the tax adjustment for inflation in Argentina; (ii) the depreciation of the Argentine peso (“ARS”) with respect to the USD affecting the Company’s tax deductions of nonmonetary assets; (iii) the accumulative tax losses not recognized in the period; and (iv) the Gain from Business Combination (Note 8.1).

See Note 30 to the annual consolidated financial statements as of December 31, 2024.

Note 15. Trade and other receivables

	As of September 30, 2025	As of December 31, 2024
Noncurrent
Other receivables:
Prepayments, tax receivables and other:
Advance payments for transportation services (Note 27)	307,767	134,436
Receivables related to the transfer of conventional assets (1)	47,073	57,194
Prepaid expenses and other receivables	14,987	11,820
Turnover tax	764	164

	370,591	203,614

Financial assets:
Receivables from joint operations	327	1,243
Loans to employees	132	411

	459	1,654

Total noncurrent trade and other receivables	371,050	205,268

Current
Trade:
Oil and gas accounts receivable (net of allowance for expected credit losses)	186,776	77,351

	186,776	77,351

Other receivables:
Prepayments, tax credits and other:
Value Added tax (“VAT”)	93,292	90,704
Income tax	29,611	4,431
Advance payments for transportation services (Note 27)	25,478	7,054
Receivables related to the transfer of conventional assets (1)	21,986	46,018
Prepaid expenses and other receivables	9,000	9,322
Turnover tax	2,676	2,867

	182,043	160,396

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

	As of September 30, 2025	As of December 31, 2024
Financial assets:
Receivables from joint operations	37,266	5,586
Gas IV Plan (Note 2.5.2.1)	4,448	3,007
Accounts receivable from third parties (2)	2,970	29,040
Advances to directors and loans to employees	961	742
Balances with related parties (Note 26)	—	4,741
Other	348	632

	45,993	43,748

Other receivables	228,036	204,144

Total current trade and other receivables	414,812	281,495

(1)

Related to the agreement signed with Petrolera Aconcagua Energía S.A. (“Aconcagua”) connected with the transfer of conventional assets (“transfer of conventional assets”). For the nine-month periods ended September 30, 2025 and 2024, the Company recognized 24,018 and 25,049, respectively, mainly related to the amortization of the account receivable, in the unaudited interim condensed consolidated statement of profit or loss under “Other non-cash costs related to the transfer of conventional assets”.

Additionally, for the nine-month period ended September 30, 2025, and 2024, the Company received 5,734 and 10,734, respectively, related to the transfer of conventional assets (See Note 3.2.7 to the annual consolidated financial statements as of December 31, 2024).

(2)	As of December 31, 2024, includes 13,200 with Aconcagua, related to the extension of the Concessions (See Note 28.5 to the annual consolidated financial statements as of December 31, 2024).

Due to the short-term nature of current trade and other receivables, it carrying amount is considered similar to its fair value. The fair values of noncurrent trade and other receivables do not differ significantly from it carrying amounts either.

As of September 30, 2025, in general, accounts receivable has a 17-day term for sales of crude oil and a 45-day term for sales of natural gas and LPG.

The Company sets up a provision for trade receivables when there is information showing that the debtor is facing severe financial difficulties and that there is no realistic probability of recovery, for example, when the debtor goes into liquidation or files for bankruptcy proceedings. Trade receivables that are derecognized are not subject to compliance activities. The Company recognized an allowance for expected credit losses against all trade receivables that are 90 days past due because based on its history these receivables are generally not recovered.

As of September 30, 2025, and December 31, 2024, the provision for expected credit losses was recorded for 74 and 41 respectively.

As of the date of these interim condensed consolidated financial statements, maximum exposure to credit risk is related to the carrying amount of each class of accounts receivable.

Note 16. Financial assets and liabilities

16.1 Borrowings

	As of September 30, 2025	As of December 31, 2024
Noncurrent
Borrowings	2,369,659	1,402,343

Total noncurrent	2,369,659	1,402,343

Current
Borrowings	558,289	46,224

Total current	558,289	46,224

Total Borrowings	2,927,948	1,448,567

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Below are the maturity dates of Company borrowings (excluding lease liabilities) and their exposure to interest rates:

	As of September 30, 2025	As of December 31, 2024
Fixed interest
Less than 1 year	531,525	45,381
From 1 to 2 years	307,582	185,356
From 2 to 5 years	398,714	404,395
Over 5 years	1,266,727	787,592

Total	2,504,548	1,422,724

Variable interest
Less than 1 year	26,764	843
From 1 to 2 years	78,530	25,000
From 2 to 5 years	318,106	—
Over 5 years	—	—

Total	423,400	25,843

Total Borrowings	2,927,948	1,448,567

See Note 16.4 for information on the fair value of the borrowings.

The carrying amounts of the Company’s borrowings as of September 30, 2025 and December 31, 2024 are as follows:

Subsidiary	Company	Execution date	Principal	Interest	Annual rate	Maturity date	As of September 30, 2025	As of December 31, 2024
Vista Argentina	Santander International	January, 2021	11,700	Fixed	1.80%	January, 2026	50(1)	68(1)
Vista Argentina	Santander International	July, 2021	43,500	Fixed	2.05%	July, 2026	76(1)	79(1)
Vista Argentina	Santander International	January, 2022	13,500	Fixed	2.45%	January, 2027	27(1)	28(1)
Vista Argentina	ConocoPhillips Company	January, 2022	25,000	Variable	SOFR(2) + 2.01%	September, 2026	25,338	25,843
Vista Argentina	Citibank N.A.	April, 2024	45,000	Fixed	5.00%	April, 2026	20,114(3)	20,009
Vista Argentina	Banco Patagonia S.A.	July, 2024	548	Fixed	11.00%	January, 2025	—	144
Vista Argentina	Citibank N.A.	January, 2025	25,000	Fixed	5.00%	April, 2026	25,167(3)	—
Vista Argentina	Banco Ciudad de Buenos Aires	February, 2025	18,000	Fixed	4.50%	December, 2025	18,231	—
Vista Argentina	Banco Macro S.A.	April, 2025	25,000	Fixed	6.90%	October, 2025	25,756	—
Vista Argentina	Banco de Galicia y Buenos Aires S.A.U.	April, 2025	40,000	Fixed	6.25%	October, 2025	41,096	—
Vista Argentina	Banco de la Nación Argentina	May, 2025	40,000	Fixed	5.50%	May, 2026	40,826	—
Vista Argentina	Banco Macro S.A.	May, 2025	10,000	Fixed	7.00%	November, 2025	10,242	—
Vista Argentina	BBVA Argentina S.A.	May, 2025	30,000	Fixed	7.10%	December, 2025	30,718	—
Vista Argentina	Citibank N.A.	May, 2025	40,000	Fixed	5.00%	May, 2027	40,155(3)	—
Vista Argentina	Citibank N.A.	June, 2025	10,000	Fixed	5.00%	May, 2027	10,040(3)	—

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Subsidiary	Company	Execution date	Principal	Interest	Annual rate		Maturity date	As of September 30, 2025		As of December 31, 2024
Vista Argentina	Banco de Galicia y Buenos Aires S.A.U.	July, 2025	100,000	Fixed	8.80%		July, 2030	100,890	(3)	—
Vista Argentina	Industrial and Commercial Bank of China S.A.U.	July, 2025	50,000	Variable	SOFR + 4.00	(2) %	July, 2030	50,420	(3)	—
Vista Argentina	ITAU Unibanco S.A., Nassau Branch	July, 2025	250,000	Variable	SOFR + 4.50	(2) %	July, 2030	246,780	(3)	—
Vista Argentina	Industrial and Commercial Bank of China S.A.U.	July, 2025	100,000	Variable	SOFR + 4.00	(2) %	July, 2030	100,862	(3)	—
Vista Lach	Banco de Galicia y Buenos Aires S.A.U.	November, 2024	20,000	Fixed	5.60%		November, 2025	20,948		—
Vista Lach	Banco de Galicia y Buenos Aires S.A.U.	March, 2025	30,000	Fixed	7.60%		March, 2026	31,262		—
Vista Lach	Banco de Galicia y Buenos Aires S.A.U.	May, 2025	30,000	Fixed	6.25%		November, 2025	30,760		—
Vista Lach	Banco de Galicia y Buenos Aires S.A.U.	May, 2025	30,000	Fixed	6.25%		November, 2025	30,745		—
Vista Lach	Banco de Galicia y Buenos Aires S.A.U.	May, 2025	20,000	Fixed	6.70%		December, 2025	20,518		—
Vista Lach	Banco de Galicia y Buenos Aires S.A.U.	June, 2025	20,000	Fixed	8.00%		January, 2026	20,508		—

Total								941,529		46,171

(1)	As of September 30, 2025 and December 31, 2024, it includes 24,350 of collateralized capital. The carrying amount corresponds to interest.
(2)	Secured Overnight Financing Rate (“SOFR”).
(3)

Includes the Company’s obligation to comply with certain financial ratios and debt service coverage requirements (the “covenants”). Non-compliance with these covenants could restrict the ability of the Company and its subsidiaries to, among other things, pay dividends, provide guarantees, incur additional indebtedness, or dispose of material assets.

As of September 30, 2025, the Company was in compliance with all financial covenants and other commitments associated with such borrowings.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Moreover, Vista Argentina issued ON, under the name “Programa de Notas” approved by CNV. The following chart shows the carrying amount of ON as of September 30, 2025 and December 31, 2024:

Instrument	Execution date	Currency	Principal	Interest	Annual rate	Maturity date	As of September 30, 2025		As of December 31, 2024
ON XII	August, 2021	USD-linked(1)	100,769	Fixed	5.85%	August, 2031	85,959		97,467
ON XV	December, 2022	USD	13,500	Fixed	4.00%	January, 2025	—		13,539
ON XVI	December, 2022	USD-linked(1)	63,450	Fixed	0.00%	June, 2026	63,413		63,429
	May, 2023	USD-linked(1)	40,785	Fixed	0.00%	June, 2026	40,702		40,525
ON XVII	December, 2022	USD-linked(1)	39,118	Fixed	0.00%	December, 2026	39,049		37,805	(2)
ON XVIII	March, 2023	USD-linked(1)	118,542	Fixed	0.00%	March, 2027	118,289		115,657	(2)
ON XIX	March, 2023	USD-linked(1)	16,458	Fixed	1.00%	March, 2028	16,427		16,414
ON XX	June, 2023	USD	13,500	Fixed	4.50%	July, 2025	—		13,477
ON XXI	August, 2023	USD-linked(1)	70,000	Fixed	0.99%	August, 2028	69,880		67,170	(2)
ON XXII	December, 2023	USD	14,669	Fixed	5.00%	June, 2026	14,897		14,657
ON XXIII	March, 2024	USD	60,000	Fixed	6.50%	March, 2027	39,977	(2)	40,569	(2)
	May, 2024	USD	32,203	Fixed	6.50%	March, 2027	32,245		32,722
ON XXIV	May, 2024	USD	46,562	Fixed	8.00%	May, 2029	47,860		46,860
ON XXV	July, 2024	USD-linked(1)	53,195	Fixed	3.00%	July, 2028	53,207		53,111
ON XXVI	October, 2024	USD	150,000	Fixed	7.65%	October, 2031	154,564		151,573
ON XXVII	December, 2024	USD	600,000	Fixed	7.63%	December, 2035	609,163	(3)	597,421	(3)
ON XXVIII	March, 2025	USD	92,414	Fixed	7.50%	March, 2030	92,348		—
ON XXIX	June, 2025	USD	500,000	Fixed	8.50%	June, 2033	508,439	(3)	—

Total							1,986,419		1,402,396

Total Borrowings							2,927,948		1,448,567

(1)	Subscribed in USD, payable in ARS at the exchange rate applicable on maturity date.
(2)

As of September 30, 2025, the carrying amount of ON XXIII include 20,000 ONs repurchased by the Company, and as of December 31, 2024, the carrying amounts of ONs XVII; XVIII; XXI and XXIII include 1,200, 2,500, 2,650 and 20,000, respectively, of ONs repurchased by the Company.

(3)

Includes the Company’s obligation to comply with certain financial ratios and debt service coverage requirements (the “covenants”). Non-compliance with these covenants could restrict the ability of the Company and its subsidiaries to, among other things, pay dividends, provide guarantees, incur additional indebtedness, or dispose of material assets.

As of September 30, 2025, the Company was in compliance with all financial covenants and other commitments associated with such ON.

See Note 1.2.1 to the annual consolidated financial statements as of December 31, 2024.

See Note 30 for information on subsequent borrowings events.

Under the aforementioned program, Vista Argentina may list ON in Argentina for a total principal up to 3,000,000 or its equivalent in other currencies at any time.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.2 Changes in liabilities from financing activities

Changes in the borrowings were as follows:

	As of September 30, 2025	As of December 31, 2024
Amounts at beginning of period	1,448,567	616,055
Proceeds from borrowings	2,219,917	1,320,897
Proceeds from borrowings of Business Combination (Note 29)	50,505	—
Payment of borrowings principal	(806,032)	(470,351)
Payment of borrowings interest	(73,677)	(53,897)
Payment of borrowings cost	(17,888)	(7,631)
Borrowings interest (1) (Note 9.2)	113,260	62,499
Amortized cost (1) (Note 9.3)	7,826	1,649
Changes in foreign exchange rate (1)	(14,530)	(20,654)

Amounts at end of period	2,927,948	1,448,567

(1)	These transactions did not generate cash flows.

16.3 Financial instruments by category

The following chart includes the financial instruments broken down by category:

As of September 30, 2025	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Plan assets (Note 25)	—	2,786	2,786
Trade and other receivables (Note 15)	459	—	459

Total noncurrent financial assets	459	2,786	3,245

Cash, bank balances and other short-term investments (Note 19)	57,414	95,275	152,689
Trade and other receivables (Note 15)	232,769	—	232,769

Total current financial assets	290,183	95,275	385,458

Liabilities
Borrowings (Note 16.1)	2,369,659	—	2,369,659
Trade and other payables (Note 24)	286,206	—	286,206
Lease liabilities (Note 13)	44,789	—	44,789

Total noncurrent financial liabilities	2,700,654	—	2,700,654

Borrowings (Note 16.1)	558,289	—	558,289
Trade and other payables (Note 24)	456,053	—	456,053
Lease liabilities (Note 13)	18,046	—	18,046

Total current financial liabilities	1,032,388	—	1,032,388

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of December 31, 2024	Financial assets / liabilities at amortized cost	Financial assets / liabilities at fair value	Total financial assets / liabilities
Assets
Trade and other receivables (Note 15)	1,654	—	1,654

Total noncurrent financial assets	1,654	—	1,654

Cash, bank balances and other short-term investments (Note 19)	119,841	124,065	243,906
Trade and other receivables (Note 15)	121,099	—	121,099

Total current financial assets	240,940	124,065	365,005

Liabilities
Borrowings (Note 16.1)	1,402,343	—	1,402,343
Lease liabilities (Note 13)	37,638	—	37,638

Total noncurrent financial liabilities	1,439,981	—	1,439,981

Borrowings (Note 16.1)	46,224	—	46,224
Trade and other payables (Note 24)	487,186	—	487,186
Lease liabilities (Note 13)	58,022	—	58,022

Total current financial liabilities	591,432	—	591,432

Below are income, expenses, profit, or loss from each category of financial instrument:

For the nine-month period ended September 30, 2025:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at fair value	Total financial assets / liabilities
Interest income (Note 9.1)	8,933	—	8,933
Interest expense (Note 9.2)	(113,260)	—	(113,260)
Amortized cost (Note 9.3)	(7,826)	—	(7,826)
Net changes in foreign exchange rate (Note 9.3)	14,862	—	14,862
Discount of assets and liabilities at present value (Note 9.3)	(13,819)	—	(13,819)
Changes in the fair value of financial assets (Note 9.3)	—	14,107	14,107
Interest expense on lease liabilities (Note 9.3)	(2,565)	—	(2,565)
Discount for well plugging and abandonment (Note 9.3)	(1,743)	—	(1,743)
Other taxes interests (Note 9.3)	(53,127)	—	(53,127)
Other (Note 9.3)	(13,610)	—	(13,610)

Total	(182,155)	14,107	(168,048)

For the nine-month period ended September 30, 2024:

	Financial assets/ liabilities at amortized cost	Financial assets/ liabilities at fair value	Total financial assets / liabilities
Interest income (Note 9.1)	3,160	—	3,160
Interest expense (Note 9.2)	(37,138)	—	(37,138)
Amortized cost (Note 9.3)	(1,060)	—	(1,060)
Net changes in foreign exchange rate (Note 9.3)	(2,305)	—	(2,305)
Discount of assets and liabilities at present value (Note 9.3)	(408)	—	(408)
Changes in the fair value of financial assets (Note 9.3)	—	7,017	7,017
Interest expense on lease liabilities (Note 9.3)	(2,258)	—	(2,258)
Discount for well plugging and abandonment (Note 9.3)	(863)	—	(863)
Other (Note 9.3)	4,019	—	4,019

Total	(36,853)	7,017	(29,836)

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

16.4 Fair value

This note includes information on the Company’s method for assessing the fair value of its financial assets and liabilities.

16.4.1 Fair value of the Company’s financial assets and liabilities measured at fair value on a recurring basis

The Company classifies the measurements at fair value of financial instruments using a fair value hierarchy, which shows the relevance of the variables applied to carry out these measurements. The fair value hierarchy has the following levels:

•	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.

•	Level 2: data other than the quoted prices included in Level 1 that are observable for assets or liabilities, either directly (that is prices) or indirectly (that is derived from prices).

•	Level 3: data on the asset or liability that are based on information that cannot be observed in the market (that is, non-observable data).

The following chart shows the Company’s financial assets measured at fair value as of September 30, 2025 and December 31, 2024:

As of September 30, 2025	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Plan assets	2,786	—	—	2,786
Short-term investments	95,275	—	—	95,275

Total assets	98,061	—	—	98,061

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets
Financial assets at fair value through profit or loss
Short-term investments	124,065	—	—	124,065

Total assets	124,065	—	—	124,065

The value of financial instruments traded in active markets is based on quoted market prices as of the date of these accompanying unaudited interim condensed consolidated financial statements. A market is considered active when quoted prices are available regularly through a stock exchange, a broker, a specific sector entity or regulatory agency, and these prices reflect regular and current market transactions between parties at arm’s length. The quoted market price used for financial assets held by the Company is the current offer price. These instruments are included in Level 1.

For financial instruments not traded in an active market, the fair value is determined using appropriate valuation techniques. These valuation techniques maximize the use of observable market data, when available, and minimize the use of Company’s specific estimates. Should all significant variables used to establish the fair value of a financial instrument be observable, the instrument is included in Level 2.

Should one or more variables used in determining the fair value not be observable in the market, the financial instrument is included in Level 3.

There were no transfers between Level 1, Level 2 and Level 3 from December 31, 2024, through September 30, 2025.

16.4.2 Fair value of financial assets and liabilities that are not measured at fair value (but require fair value disclosures)

Except for the information included in the following chart, the Company considers that the carrying amounts of financial assets and liabilities recognized in the interim condensed consolidated financial statements approximate to its fair values, as explained in the related notes.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of September 30, 2025	Carrying amount	Fair value	Level
Liabilities
Borrowings	2,927,948	2,873,429	2

Total liabilities	2,927,948	2,873,429

16.5 Risk management objectives and policies concerning financial instruments

16.5.1 Financial risk factors

The Company’s activities are exposed to several financial risks: market risk (including exchange rate risk, interest rate risk and price risk), credit risk and liquidity risk.

Financial risk management is included in the Company’s global policies, and it adopts a comprehensive risk management policy focused on tracking risks affecting the entire Company. This strategy aims at striking a balance between profitability targets and risk exposure levels. Financial risks are derived from the financial instruments to which the Company is exposed during each period or as of every period-end.

The Company’s financial department, controls financial risk by identifying, assessing and covering financial risks. The risk management systems and policies are reviewed regularly to show the changes in market conditions and the Company’s activities.

The Company reviewed its exposure to financial risk factors and identified no significant changes in the risk analysis included in its annual consolidated financial statements as of December 31, 2024, except for the following:

16.5.1.1 Market risk

Exchange rate risk

The Company’s financial position and results of operations are sensitive to exchange rate changes between USD and ARS. As of September 30, 2025, and 2024, the Company performed foreign exchange currency transactions, and the impact in the results of the period is recognized in the consolidated statement of profit or loss in “Other financial income (expense)”.

Most Company revenues are denominated in USD, or the changes in sales follow the changes in USD listed price.

During the nine-month period ended September 30, 2025, and for the year ended December 31, 2024, ARS depreciated by about 34% and 28%, respectively.

The following chart shows the sensitivity to a modification in the exchange rate of ARS to USD while maintaining the remainder variables constant. Impact on profit before taxes is related to changes in the fair value of monetary assets and liabilities denominated in currencies other than the USD, the Company’s functional currency. The Company’s exposure to changes in foreign exchange rates for the remainder currencies is immaterial.

	As of September 30, 2025	As of December 31, 2024
Changes in exchange rate:	+/- 10%	+/- 10%
Effect on profit or loss before income taxes	213 / (213)	38,108 / (38,108)
Effect on equity before income taxes	213 / (213)	38,108 / (38,108)

Interest rate risk

The purpose of interest rate risk management is to minimize finance costs and limit the Company’s exposure to interest rate increases.

Variable-rate indebtedness exposes the Company’s cash flows to interest rate risk due to potential volatility. Fixed-rate indebtedness exposes the Company to interest rate risk on the fair value of its liabilities as they could be considerably higher than variable rates. As of September 30, 2025, and December 31, 2024, about 14% and 2% of indebtedness was subject to variable interest rates, respectively.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

For the nine-month periods ended September 30, 2025, and 2024, the average interest rate for borrowings in ARS was 38.08% and 42.37%, respectively.

For the nine-month period ended September 30, 2025, and 2024, the total variable interest rate of borrowings denominated in USD stood at 7.98% and 7.42%, respectively.

The Company expects to lessen its interest rate exposure by analyzing and assessing (i) the different sources of liquidity available in domestic and international financial and capital markets (if available); (ii) alternative (fixed or variable) interest rates, currencies and contractual terms available for companies in a sector, industry and risk similar to the Company’s; and (iii) the availability, access and cost of interest rate hedge contracts. Hence, the Company assesses the impact on profit or loss of each strategy on the obligations that represent the main positions to the main interest-bearing positions.

The Company considers that the risk of an increase in interest rates is low; therefore, it does not expect substantial debt risk.

For the nine-month period ended September 30, 2025, and for the year ended December 31, 2024, the Company did not use derivative financial instruments to mitigate interest rate risks.

Note 17. Investments in associates

As of September 30, 2025, and December 31, 2024, the Company holds the following interests in associates:

Company	Equity interest		Income (loss) from investments in associates		Investments in associates(1)
	As of September 30, 2025	As of December 31, 2024	Period from January 1, through September 30, 2025	Period from July 1, through September 30, 2025	As of September 30, 2025	As of December 31, 2024	Main activity
VX Ventures AenP	100%	100%	—	—	14,071	11,894	Holding company
VMOS S.A.	10.2%	14.1%	(3,746)	(2,767)	32,169	12	Midstream
Other	—	—	—	—	4,428	—	—

Total investments in associates			(3,746)	(2,767)	50,668	11,906

(1)	For the nine-month period ended September 30, 2025 and 2024, includes payments for 42,508 and 2,211, respectively.

Note 18. Inventories

	As of September 30, 2025	As of December 31, 2024
Crude oil stock (Note 5.2)	10,076	4,384
Materials and spare parts	2,376	2,082
Assigned crude oil stock	320	3

Total inventories	12,772	6,469

Note 19. Cash, bank balances and other short-term investments

	As of September 30, 2025	As of December 31, 2024
Cash in banks	166,968	520,401
Mutual funds	90,318	115,368
Money market funds	57,414	119,841
Argentine government bonds	4,957	8,697

Total cash, banks balances and other short-term investments	319,657	764,307

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Cash and cash equivalents include cash on hand and at bank and investments maturing within 3 months. For the consolidated statement of cash flows purposes below is the reconciliation between cash, bank and short-term investments and cash and cash equivalents:

	As of September 30, 2025	As of December 31, 2024
Cash, bank balances and other short-term investments	319,657	764,307
Less
Argentine government bonds	(4,957)	(8,697)

Cash and cash equivalents	314,700	755,610

Note 20. Equity

20.1 Capital stock

As of September 30, 2025, and December 31,2024, the Company’s variable capital stock amounted to 647,752 and 398,064, represented by 104,256,410 and 95,285,451, respectively, fully subscribed and paid Series A shares with no face value, each entitled to one vote.

On April 11, 2025, through the Board of Directors’ Meeting, the Company approved an increase in the variable portion of its capital stock, as part of the consideration paid for the Transaction (Note 1.2.2 and Note 29), through the issuance of 7,297,507 Serie A shares, for a total amount of 299,687.

During the nine-month period ended September 30, 2025 and 2024 the Company repurchased 1,213,371 and 2,081,198 Serie A share for a total amount of 50,000 and 99,846, respectively. As of the date of issuance of these interim condensed consolidated financial statements, the shares repurchased during the nine-month period ended September 30, 2025, are held in Treasury.

Additionally, during the nine-month period ended September 30, 2025, the Company issued 2,886,823 Series A shares in connection with the LTIP granted to its employees.

As of September 30, 2025, and December 31, 2024, the Company’s authorized capital includes 24,535,829 and 33,506,788 Series A ordinary shares, respectively, held in Treasury.

As of September 30, 2025 and December 31, 2024, the Company holds the 2 outstanding Series C shares.

For further information see Note 21 to the annual consolidated financial statements as of December 31, 2024.

20.2 Share repurchase reserve

On August 6, 2024, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 50,000 based on the Company’s nonconsolidated financial statements.

On April 9, 2025, through the Ordinary General Shareholders’ Meeting, the Company’s shareholders approved an increase of a fund to acquire own shares for 50,000, based on the Company’s nonconsolidated financial statements.

As of September 30, 2025 and December 31, 2024, the Company’s share repurchase reserve amounted to 179,324 and 129,324, respectively.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Note 21. Provisions

	As of September 30, 2025	As of December 31, 2024
Noncurrent
Well plugging and abandonment	45,766	31,026
Environmental remediation	1,770	2,032

Total noncurrent provisions	47,536	33,058

Current
Contingencies	10,450	14
Environmental remediation	1,940	2,484
Well plugging and abandonment	1,473	1,412

Total current provisions	13,863	3,910

Note 22. Salaries and payroll taxes

	As of September 30, 2025	As of December 31, 2024
Current
Provision for bonuses and incentives	15,081	23,450
Salaries and social security contributions	10,165	9,206

Total current salaries and payroll taxes	25,246	32,656

Note 23. Other taxes and royalties

	As of September 30, 2025	As of December 31, 2024
Current
Royalties and others	32,374	26,008
Tax withholdings	3,665	12,497
Personal assets tax	—	8,132
Other	1,338	1,078

Total current other taxes and royalties	37,377	47,715

Note 24. Trade and other payables

	As of September 30, 2025	As of December 31, 2024
Noncurrent
Payables to third parties (1) (2)	286,206	—

Total other noncurrent accounts payables	286,206	—

Total noncurrent accounts payables	286,206	—

Current
Accounts payables:
Suppliers	433,894	435,768
Customer advances	—	37,651

Total current accounts payables	433,894	473,419

Other accounts payables:
Payables to third parties (2) (3)	21,118	13,200
Extraordinary fee for Gas IV Plan	600	415
Payables to partners of joint operations	441	152

Total other current accounts payables	22,159	13,767

Total current trade and other payables	456,053	487,186

(1)	As of September 30, 2025, includes 215,976 in connection with the liability assumed to acquisition of Vista Lach (Note 1.2.2 and 29).
(2)	As of September 2025, includes 70,230 and 21,118 noncurrent and current payables to third parties, respectively, related to the Farmout Agreement mentioned in Note 1.2.1.
(3)	As of December 31, 2024, the Company had a payable for 13,200, related to the extension of the Concessions (See Note 28.5 to the annual consolidated financial statements as of December 31, 2024).

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

Other than mentioned above, due to the short-term nature of current trade and other payables, their carrying amount is deemed to be the same as its fair value. The carrying amount of noncurrent trade and other payable does not differ considerably from its fair value.

Note 25. Employee benefits

The following chart summarizes net expense components and the changes in the liability for long-term employee benefits in the unaudited interim condensed consolidated financial statements:

	Period from January 1, through September 30, 2025	Period from January 1, through September 30, 2024	Period from July 1, through September 30, 2025	Period from July 1, through September 30, 2024
Cost of interest	(588)	(218)	(196)	(64)
Cost of services	(4)	(5)	—	(2)

Total	(592)	(223)	(196)	(66)

	As of September 30, 2025
	Present value of the obligation	Plan assets	Net liabilities
Amounts at beginning of period	(20,546)	4,578	(15,968)
Items classified as loss or profit
Cost of interest	(745)	157	(588)
Cost of services	(4)	—	(4)
Items classified in other comprehensive income
Actuarial remeasurement	(1,775)	(126)	(1,901)
Payment of contributions	1,401	(1,013)	388

Amounts at end of period	(21,669)	3,596	(18,073)

The fair value of plan assets as of every period/year end per category, is as follows:

	As of September 30, 2025	As of December 31, 2024
US government bonds	2,786	—
Cash and cash equivalents	810	4,578

Total	3,596	4,578

See Note 23 to the annual consolidated financial statements as of December 31, 2024.

Note 26. Related parties’ transactions and balances

There were no significant changes in related parties and relevant transactions during the nine-month period ended September 30, 2025 (See Note 27 to the annual consolidated financial statements as of December 31, 2024).

Note 2.3 to the annual consolidated financial statements as of December 31, 2024, provides information on the Company’s structure.

Note 27. Commitments and contingencies

The Company, through its subsidiary Vista Argentina and Vista Lach, made disbursements related to the commitments, as detailed below:

(i)	As of September 30, 2025 and December 31, 2024, 209,991 and 121,813, respectively, related to the Duplicar Plus Project implemented by Oleoductos del Valle S.A.;

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

(ii)

As of September 30, 2025 and December 31, 2024, 43,979 and 19,677, respectively, related to the project to expand the Puerto Rosales maritime terminal and pumping station implemented by Oiltanking Ebytem S.A.;

(iii)	As of September 30, 2025, 46,043 related to the Transportation Service Agreement for Vaca Muerta Centro Pipeline (“VMOC” by Spanish acronym); and
(iv)	As of September 30, 2025, 33,232 related to the Transportation Service Agreement for Vaca Muerta Norte Pipeline (“VMON” by Spanish acronym).

See Notes 1.2.3.1; 28.1 and 28.2 to the annual consolidated financial statements as of December 31, 2024 for more information about the commitments.

There were no significant changes in commitments and contingencies for the nine-month period ended September 30, 2025 (See Notes 28 and 29 to the annual consolidated financial statements as of December 31, 2024).

Note 28. Tax regulations

There were no significant changes in Argentina’s and Mexico’s tax regulations during the nine-month period ended September 30, 2025 (See Note 30 to the annual consolidated financial statements as of December 31, 2024).

Note 29. Business Combination

As mentioned in Note 1.2.2, on April 15, 2025, the Company acquired 100% of Vista Lach’s shareholding, which was accounted as a business combination using the acquisition method, effective from the date when the Company obtained control of the acquiree.

Under the terms of the Transaction, the total consideration amounted to 1,406,441, broken down as follows: (i) 899,687 paid in cash on the Transaction date; (ii) 299,687 paid through the transfer of 7,297,507 ADSs, and (iii) the liability assumed with a nominal value of 300,000, to be settled in cash, with 50% due on April 15, 2029, and the remainder 50% due on April 15, 2030, without accruing interest. As of the Transaction date, the present value of the assumed liability amounts to 207,067.

The fair value of identifiable assets and liabilities as of the settlement date was determined pursuant to IFRS 3 as follows:

As of March 31, 2025
Property, plant and equipment	2,055,517
Right-of-use assets	499
Trade and other receivables	321,086
Inventories	1,451
Cash, bank balances and other short-term investments	58,132

Total assets acquired	2,436,685

Provisions	24,064
Lease liabilities	594
Borrowings	50,505
Deferred income tax liabilities (1)	157,353
Salaries and payroll taxes	562
Income tax liability	111,554
Other taxes and royalties	12,167
Trade and other payables	182,915

Total liabilities assumed	539,714

Total net assets measured at fair value	1,896,971

(1)	Includes a net deferred tax liability of 194,035 mainly related to the recognized of “Oil and gas property”.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

As of March 31, 2025
Cash consideration	(899,687)
Cash and cash equivalent acquired	58,132

Payment for Business Combination, net of cash acquired	(841,555)

As a consequence of the acquisition, the Company recorded: (i) net assets for 1,629,553 related to the book value of the assets and liabilities acquired as of March 31, 2025; (ii) an “Oil and gas property” for 461,453 within “Property, plant and equipment” (Note 11); and (iii) a deferred income tax liabilities for 194,035, mainly related to the to the recognized of “Oil and gas property”.

Finally, as result of the difference between the consideration paid and the net assets identifiable, the Company recognized a gain for 490,530, booked in “Gain from Business Combination” within “Other operating income” (Note 8.1).

Since Vista Lach issues monthly financial information, the Company has considered the identifiable assets and liabilities as of March 31, 2025. Had the purchase price been allocated as from April 15, 2025, it wouldn’t have differed significantly.

As from acquisition date, Vista Lach contributed 433,746 in revenue from contracts with customers and 187,214 to the Company’s profit before income tax. Had the Business Combination occurred as from January 1, 2025, revenue from contracts with customers from continuing operations would have amounted to 1,971,368, and the Company’s profit before income tax from the continuing operations would have stood at 982,359.

Note 30. Subsequent events

The Company assessed events subsequent to September 30, 2025, to determine the need of a potential recognition or disclosure in these interim condensed consolidated financial statements. The Company assessed such events through October 22, 2025, date in which these financial statements were made available for issue:

•	On October 1, 2025, Vista Argentina paid interest for an amount of 2,151 corresponding to loan agreement signed with Industrial and Commercial Bank of China S.A.U. in July 2025.

•	On October 3, 2025, Vista Argentina paid interest for an amount of 5,621 corresponding to loan agreement signed with Itaú Unibanco S.A., Nassau Branch in July 2025.

•	On October 6, 2025, Vista Argentina paid interest for an amount of 110 corresponding to loan agreements signed with Banco Santander International in July 2021 and January 2022.

•

On October 6, 2025, Vista Argentina paid interest for an amount of 3,527 corresponding to loan agreements signed with Banco de Galicia y Buenos Aires S.A.U. and Industrial and Commercial Bank of China S.A.U. in July 2025.

•	On October 6, 2025, Vista Argentina paid principal and interest for an amount of 20,548 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in April 2025.

•	On October 6, 2025, Vista Lach paid principal and interest for an amount of 10,264 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in May 2025.

•	On October 7, 2025, Vista Argentina paid principal and interest for an amount of 41,144 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in April 2025.

•	On October 8, 2025, Vista Argentina paid interest for an amount of 402 corresponding to ON XXV.

•	On October 9, 2025, Vista Argentina signed a loan agreement with Banco Santander S.A. for an amount of 25,000, at an annual interest rate of 5.25% and an expiration date in December 2025.

•	On October 13, 2025, Vista Argentina paid interest for an amount of 5,753 corresponding to ON XXVI.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

•	On October 15, 2025, Vista Argentina issued ON XXX for an amount of 73,256, at an annual interest rate of 6.00% and an expiration date in April 2027.

•	On October 16, 2025, Vista Lach paid principal and interest for an amount of 20,562 corresponding to loan agreement signed with Banco de Galicia y Buenos Aires S.A.U. in May 2025.

•	On October 20, 2025, Vista Argentina paid principal and interest for an amount of 25,851 corresponding to loan agreement signed with Banco Macro S.A. in April 2025.

There are no other events or transactions between the closing date and the date of issuance of these unaudited interim condensed consolidated financial statements that could significantly affect the Company’s financial position or profit or loss.

Note 31. Supplementary pro forma financial information (unaudited)

As mentioned in Note 1.2.2. on April 15, 2025, the Company, through its subsidiary Vista Argentina, acquired the 100% of the capital stock of PEPASA, which holds a 50% working interest in La Amarga Chica unconventional concession, located in the Province of Neuquén, Argentina, from Petronas Carigali Canada B.V. and Petronas Carigali International E&P B.V.

The Company has prepared this financial information to comply with the regulatory requirements set forth by the CNBV by Spanish acronym, which have been prepared in accordance with IFRS accounting standards as issued by the IASB. They were prepared on a historical cost basis, except for certain financial assets and liabilities that were measured at fair value.

This pro forma financial information should not be considered a statement, guarantee or suggestion about past or future performance. No person should rely on the usefulness or accuracy of this pro forma financial information, which is disclosed exclusively to comply with the CNBV. To the maximum extent allowed by applicable law, Vista Energy S.A.B. de C.V. and its directors, Board members, employees, affiliates and subsidiaries are released from all liability related to such pro forma information.

This pro forma information has been prepared using most reliable information at the date of these financial statements, which is the annual financial statements of Vista Lach, that do not differ materially from the financial information, or pro-forma financial information, previously included in the Folleto Informativo.

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

31.1 Pro forma consolidated statement of profit or loss and other comprehensive income for the nine-month period ended September 30, 2024 (unaudited)

	Period from January 1, through September 30, 2024	Pro forma adjustments	Period from January 1, through September 30, 2024 Pro forma	Period from July, through September 30, 2024	Pro forma adjustments	Period from July 1, through September 30, 2024 Pro forma
Revenue from contracts with customers	1,176,450	671,313	1,847,763	462,383	239,715	702,098
Cost of sales:
Operating costs	(79,970)	(39,475)	(119,445)	(31,614)	(17,422)	(49,036)
Crude oil stock fluctuation	(2,193)	476	(1,717)	(7,056)	892	(6,164)
Royalties and others	(170,054)	(76,697)	(246,751)	(68,482)	(26,479)	(94,961)
Depreciation, depletion and amortization	(298,081)	(182,779)	(480,860)	(114,703)	(77,551)	(192,254)
Other non-cash costs related to the transfer of conventional assets	(25,049)	—	(25,049)	(8,152)	—	(8,152)

Gross profit	601,103	372,838	973,941	232,376	119,155	351,531

Selling expenses	(77,807)	(32,307)	(110,114)	(36,828)	(11,057)	(47,885)
General and administrative expenses	(73,747)	(25,964)	(99,711)	(29,247)	(9,190)	(38,437)
Exploration expenses	(36)	—	(36)	(3)	—	(3)
Other operating income	47,660	493,493	541,153	21,176	288,202	309,378
Other operating expenses	(1,197)	—	(1,197)	(174)	—	(174)

Operating profit	495,976	808,060	1,304,036	187,300	387,110	574,410

Interest income	3,160	—	3,160	1,360	—	1,360
Interest expense	(37,138)	(16,907)	(54,045)	(21,022)	(6,400)	(27,422)
Other financial income (expense)	4,142	(26,496)	(22,354)	26,902	(10,619)	16,283

Financial income (expense), net	(29,836)	(43,403)	(73,239)	7,240	(17,019)	(9,779)

Profit before income tax	466,140	764,657	1,230,797	194,540	370,091	564,631

Current income tax (expense)	(319,391)	(112,996)	(432,387)	(149,989)	(33,836)	(183,825)
Deferred income tax benefit	237,001	186,316	423,317	120,908	56,291	177,199

Income tax (expense) benefit	(82,390)	73,320	(9,070)	(29,081)	22,455	(6,626)

Profit for the period, net	383,750	837,977	1,221,727	165,459	392,546	558,005

Other comprehensive income
Other comprehensive income that shall not be reclassified to profit (loss) in subsequent periods
- (Loss) from actuarial remeasurement related to employee benefits	(14,883)	—	(14,883)	(14,949)	—	(14,949)
- Deferred income tax benefit	5,209	—	5,209	5,232	—	5,232

Other comprehensive income for the period	(9,674)	—	(9,674)	(9,717)	—	(9,717)

Total comprehensive profit for the period	374,076	837,977	1,212,053	155,742	392,546	548,288

VISTA ENERGY, S.A.B. DE C.V.

Notes to the unaudited interim condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 and for the nine-month periods ended September 30, 2025 and 2024

(Amounts expressed in thousands of US Dollars, except otherwise indicated)

31.2 Pro forma consolidated statement of financial position as of September 30, 2024 (unaudited)

	As of September 30, 2024	Pro forma adjustments	As of September 30, 2024 Pro forma
Assets
Noncurrent assets
Property, plant and equipment	2,596,993	2,009,405	4,606,398
Goodwill	22,576	—	22,576
Other intangible assets	11,047	—	11,047
Right-of-use assets	54,170	677	54,847
Investments in associates	10,830	—	10,830
Trade and other receivables	177,930	100,961	278,891

Total noncurrent assets	2,873,546	2,111,043	4,984,589

Current assets
Inventories	2,434	902	3,336
Trade and other receivables	349,674	119,021	468,695
Cash, bank balances and other short-term investments	256,027	(256,027)	—

Total current assets	608,135	(136,104)	472,031

Total assets	3,481,681	1,974,939	5,456,620

Equity and liabilities
Equity
Capital stock	418,029	299,687	717,716
Other equity instruments	32,144	—	32,144
Legal reserve	8,233	—	8,233
Share-based payments	41,539	—	41,539
Share repurchase reserve	129,324	—	129,324
Other accumulated comprehensive income (losses)	(14,101)	—	(14,101)
Accumulated profit (losses)	905,141	210,680	1,115,821

Total equity	1,520,309	510,367	2,030,676

Liabilities
Noncurrent liabilities
Deferred income tax liabilities	135,175	186,762	321,937
Lease liabilities	28,677	—	28,677
Provisions	25,882	6,296	32,178
Trade and other payables	—	393,369	393,369
Borrowings	725,239	300,000	1,025,239
Employee benefits	20,518	—	20,518

Total noncurrent liabilities	935,491	886,427	1,821,918

Current liabilities
Provisions	5,052	12,051	17,103
Lease liabilities	16,571	752	17,323
Borrowings	249,991	—	249,991
Salaries and payroll taxes	26,043	388	26,431
Income tax liability	296,852	66,877	363,729
Other taxes and royalties	28,659	14,412	43,071
Trade and other payables	402,713	483,665	886,378

Total current liabilities	1,025,881	578,145	1,604,026

Total liabilities	1,961,372	1,464,572	3,425,944

Total equity and liabilities	3,481,681	1,974,939	5,456,620